SUB-ITEM 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                             AIM FLOATING RATE FUND


A Special Meeting of Shareholders of AIM Floating Rate Fund was held on October 21, 2003.

The meeting was held for the following purpose:

1. To elect sixteen individuals to the Board, each of whom will serve until his or her successor is elected and qualified: Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D. and Mark H. Williamson.

For a more detailed description of the proposal that was submitted to the shareholders, please see the attached proxy statement (attached hereto as Attachment A).